PricewaterhouseCoopers LLP
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our audit report dated September 28, 2007, with respect to the consolidated balance sheets of Alexco Resource Corp. (an exploration stage company) as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended, included in this Annual Report on Form 40-F, filed with the U.S. Securities and Exchange Commission.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, Canada
September 28, 2007